CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
May 14, 2009
Pharmaxis Ltd
2/10 Rodborough Road,
Frenchs Forest, NSW 2086
Australia
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

ASX/NASDAQ Media Release	14 May 2009
U.S. FDA Accepts AridolTM New Drug Application for Review
Pharmaxis (ASX:PXS, NASDAQ:PXSL) today announced it had received notification from the United States Food and Drug Administration (FDA) that the New Drug Application (NDA) for its mannitol bronchial challenge test Aridol™ has been accepted for standard review. The FDA will advise the result of the review on 27 December 2009.
Pharmaxis is seeking approval for Aridol for “the assessment of bronchial hyperresponsiveness to aid in the diagnosis of patients with symptoms of or suggestive of asthma.” Asthma affects more than 34 million people in the U.S. with an annual economic cost of $19.7 billion. When approved, Aridol will be the first dry powder bronchial challenge test available in the U.S.
Alan Robertson, Pharmaxis Chief Executive Officer said: “We have been greatly encouraged by the interest respiratory physicians have shown in Aridol at recent U.S. scientific conferences. We estimate that 200,000 bronchial hyper-responsiveness tests are performed in the US each year and hope that the introduction of a dry powder test kit will encourage more physicians to utilize this test when diagnosing asthma. We look forward to working with the FDA to complete the review.”
Aridol is approved for sale in most major European countries, Australia and Korea. Aridol has been included in the Global Initiative for Asthma guidelines, and in the U.S. Asthma Management Guidelines. It is one of the tests recommended by the World Anti-Doping Agency, and other sports governing bodies to ensure elite athletes who are asthmatic are properly diagnosed and treated.
#ends#
SOURCE: Pharmaxis Ltd, Sydney, Australia
CONTACT: Alan Robertson — Chief Executive Officer
Ph: +61 2 9454 7200 or email alan.robertson@pharmaxis.com.au
RELEASED THROUGH:
Australia:
Felicity Moffatt, phone +61 418 677 701 or email felicity.moffatt@pharmaxis.com.au
United States:
Brandon Lewis, Trout Group, phone +1 646 378 2915 or email blewis@troutgroup.com
Forward-Looking Statements
The statements contained in this media release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this media release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this media release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharmaxis Ltd (Registrant)
Date: May 14, 2009	By:	/s/ David McGarvey
		Name:	David McGarvey
		Title:	Chief Financial Officer